                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                              sureBET CASINOS, INC.
                 (Name of Small Business Issuer in its charter)

              UTAH                                         75-1878071
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                         Identification No.)

                 1610 BARRANCAS AVENUE, PENSACOLA, FLORIDA 32501
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number: (850) 438-9647

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)



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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.
--------------------------------------------------------------------------------

     sureBET Casinos, Inc. ("the Company") is a corporation organized under the laws of the State of Utah on June 13, 1985. Although the Company has been in existence since June 1985, it recently changed its business strategy to enter into the casino business and therefore, should be considered a development stage company. The Company intends to develop, acquire, joint venture, manage, and operate gaming establishments with an initial focus on water-based gaming, the emerging gaming markets, and the rehabilitation and reorganization of casinos that are underperforming financially.

CORPORATE HISTORY

     The company was formed in Utah on June 13, 1985 under the name Navis, Bona, Inc. On March 29, 1988, the company merged with I Love Yogurt Corporation, a Texas corporation. Navis Bona, Inc., the surviving corporation, changed its name upon completion of the merger to I Love Yogurt Corporation.

     On June 24, 1992, I Love Yogurt Corporation merged with Chelsea Street Holding Company, Inc., a Delaware corporation. I Love Yogurt Corporation was the surviving corporation after the merger. Pursuant to the Merger Agreement, I Love Yogurt Corporation changed its name to Chelsea Street Financial Holding Corporation. On November 23, 1993, Chelsea Street Financial Holding Corporation amended its Articles of Incorporation changing the name of the corporation to Wexford Technology Incorporated.

     On March 5, 1999, the Company entered into an Asset Purchase Agreement with its controlling shareholder, Imperial Petroleum, Inc. ("Imperial"). Pursuant to the Agreement, Imperial acquired all of the assets and liabilities of the Company. No consideration was exchanged in return for the sale of the assets and transfer of the liabilities.

     On May 12, 1999, the Company entered into an Agreement to Exchange Common Stock with U.S. Gaming & Leisure Corp. ("USGL"). Pursuant to the agreement with USGL. The Company is to issue 6,000,000 new common shares to shareholders of USGL for 100% of the outstanding shares of USGL. This transaction is contingent on a private placement of the Company's common stock which as of this date has not been completed. At such time as the private placement is completed and the exchange of stock is completed, USGL will become a wholly-owned subsidiary of the Company.

     On June 7, 1999, there was a change in the Board of Directors of the Company. The new board changed the Company's business strategy and decided to enter into the casino business. On June 24, 1999, the Articles of Incorporation of the Company were amended to change the name of the Company to sureBET Casinos, Inc.

     Under the direction of its new management, the Company intends to develop, acquire, joint venture, manage, and operate gaming establishments with an initial focus on water-based gaming, the emerging gaming markets, and the rehabilitation and reorganization of casinos that are underperforming financially.

     On October 1, 1999, the Company entered into a Management Contract with Casino Padre Investment Company, LLC, a Nevada limited liability company. Under the terms of the contract, the Company has an exclusive agreement to operate the gaming ship M/V Entertainer and the gaming operations located on the ship on behalf of and for the account of Casino Padre Investment Company, LLC.

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     On October 27, 1999, the Company acquired 50 membership units in Casino
Padre Investment Company LLC in exchange for 5,000,000 shares of the common stock of the Company. Immediately following the transaction, the Company owned 83% of Casino Padre Investment Company LLC. The shares were acquired from Charles S. Liberis, the President of the Company. The LLC was formed on September 14, 1999 and at the time of the acquisition, was still in a developmental stage. Casino Padre commenced operations on November 18, 1999. As of March 29, 2000, the Company owns 74% of the LLC. See Part I - Item 7. Certain Relationships and Related Transactions.

     On December 20, 1999, the Company entered into an agreement with Black Hawk Hotel Corporation, an unaffiliated entity, to lease Lilly Belle's Casino, an existing casino facility located in Black Hawk, Colorado. Pursuant to the terms of the lease, the Company has an option to purchase the premises. The lease is contingent on the Company receiving approval for the transaction and issuance of regulatory licenses from the Colorado Gaming Commission.

M/V ENTERTAINER (TEXAS) OPERATIONS

     The Company operates the M/V Entertainer as a casino boat conducting day and evening cruises of approximately six hours each from South Padre Island, Texas. In addition to casino operations, the cruises feature a variety of ship board activities including sightseeing, live music, and other entertainment. The Company markets its cruises and conducts its casino operations in international waters in such a manner as to comply with applicable Federal and State laws and regulations.

     Casino Vessel. The M/V Entertainer was built in January 1965 and underwent a major conversion and refit in 1994 into a day cruise vessel at Bender Shipbuilding and Repair Yard in Mobile, Alabama, and is a U.S. registered, American flagged vessel. The vessel is 202 feet haul length, 36.6 foot beam, and over 473 gross tons. The vessel has a capacity of 400 passengers which may be increased to 600 by the addition of certain lifesaving equipment. The vessel has over 350 gaming positions including craps, roulette, blackjack, Caribbean stud, slot machines, video poker, and keno. The vessel also has a 150-seat restaurant, kitchen, gift shop, entertainment areas and bars. The M/V Entertainer is chartered from CSL Development Corporation, an affiliated company. See Part I -
Item 7. Certain Relationships and Related Transactions.

     Casino Padre Investment Company LLC charters the vessel, "MV Entertainer", and the equipment associated therewith, pursuant to a Charter Agreement (the "Charter Agreement") with CSL Development Corporation ("CSLD"). The initial charter period is for five (5) years commencing on October 1, 1999. Under the Charter Agreement, the Company makes monthly charter payments in the amount of $125,000 per month. During the charter period, the Company shall have an option to purchase the vessel at a price of $6,000,000. The Company is required, at its expense, to obtain and maintain at all times during the charter period adequate insurance on the vessel. The Company assumes (1) all risk of liability for the vessel and for its use and operations, and is required to indemnify the Owner from and against any claim, penalty, damage or liability resulting therefrom; and (2) all obligations with respect to the maintenance, repair and inspection of the vessel. CSLD has agreed to waive the Charter payments for the months of October, and November and December 1999 ($375,000) as well as the security deposit required under the Charter Agreement ($200,000) and in return, CSLD will receive 50% of net operating income once the investors have received 100% of their capital. CSLD will have a 50% interest in working capital and undistributed income. CSLD is owned by The Liberis Charitable Settlement Trust ("the Liberis Trust"). The Liberis Trust was established in 1994 by Charles S. Liberis ("Liberis") as Grantor. The Company believes that the terms of the Charter Agreement are competitive with terms that could have been obtained from unrelated third parties for a comparable vessel.

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     South Padre Island Sublease and Dockage. The Company leases a berth, office space and parking on South Padre Island, Texas, from an unaffiliated third party. The Sublease and Dockage Agreement was entered into on June 23, 1999, for an initial term of five years and assigned to Casino Padre Investment Company
LLC on October 11, 1999. The Company has an option to renew the lease for two additional terms of five years each. Under the Sublease and Dockage Agreement, the Company is responsible for all taxes, improvements, repairs and maintenance, and payment of utilities related to the dock space. The Company is also required to indemnify the sublessor from all claims, liabilities, loss and damages against the sublessor occurring on the premises, vessel or in any way related to the Company's business. The Company operates a portside ticketing and administrative holding area referred to as the portside facility. The portside facility consists of approximately 800 square feet and includes a ticketing area, gift shop, coat check, public restrooms and waiting area for casino cruises, as well as several small offices and a player development booth.

     Competition. At the present time, the Company's vessel has no competition in the immediate market area. A competing vessel, the Casino Del Mar, operated in the market from Port Isabel, Texas, from October 1999 until February 2000. Competition was fierce and the Company's vessel operated at a loss.

     There are approximately 28 casino boats operating on the Gulf and Atlantic Coasts; one or more of them could reposition to the South Padre area. All of the competing firms offer casino cruises, with published fares ranging from $0 to $39.95. These fares vary due to competitive pressures.


     Many of the competing firms offer free cruises or minimally priced cruises. Should a competing vessel move to the South Padre area, it could force the Company to adjust its fares and to offer free cruises to remain competitive. Any increase in competition would have an adverse impact on operations and the Company's financial position.

     In addition to competition in the casino cruise industry, the Company competes with a variety of other activities in its market area. These include, but are not limited to, parimutuel betting, short-term cruises, resort attractions, various sports activities and other recreational activities.

     Weather and Seasonal Fluctuations. The business of the Company suffers as a direct result of inclement weather. Inclement weather has a direct effect on the number of cruises conducted and on passenger counts. In addition, passenger counts are reduced immediately before and immediately after inclement weather conditions. The business of the Company is also subject to seasonal fluctuations. Since commencing operations, weather conditions have severely affected the Company's operations and revenues causing a cancellation in cruises from November 1, 1999 to February 29, 2000 of 35%.

     Marketing and Promotion. The Company does not have sufficient funds with which to advertise, market and promote its cruises through a mass media campaign. The Company focuses its marketing efforts on its repeat customers, the local population and tourists. The Company tries to attract customers from the local population within a 70-mile radius to survive the seasonal fluctuations that are known to occur in the South Padre tourist industry. The Company currently markets its cruises primarily through direct mail, print, and radio. The Company's financial ability to advertise was minimal compared to the heavy advertising, marketing and promotion of the Company's competition, the Casino Del Mar, prior to the closing of Casino Del Mar in February 2000.

     Gaming Laws & Regulations Affecting Casino Boats. The Company's operations are directly affected by current and future federal, state and local regulations and ordinances and could be interrupted or terminated on the basis of such laws, regulations and ordinances. Moreover, the

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


Company is potentially subject to significant financial penalties if it violates such laws, regulations or ordinances. Compliance with such laws, regulations and ordinances may necessitate significant capital outlays.

o Federal Legislation. Federal legislation enacted in 1948, 18 U.S.C. Sections 1082 et seq. (the "Gambling Devices Act"), prohibits any citizen, resident of the United States or any other person within the jurisdiction of the United States from establishing, operating or owning an interest in a gambling ship on the high seas or otherwise within the jurisdiction of the United States. In 1992, the federal government enacted an amendment to the Gambling Devices Act. This amendment was designed to make the laws pertaining to gaming activities on United States flag vessels and foreign flag vessels essentially the same. Prior to being amended, the Act forbade gaming on United States flagged vessels but allowed foreign flagged vessels to carry gaming equipment into United States ports. The 1992 amendment gave United States flagged vessels the same right, preempting state laws. The amendment allowed states to elect to "opt out" of the Act by enacting a statute which would prohibit "cruise-to-nowhere" operations. A number of states have enacted legislation opting out. Texas did not. However, there can be no assurance that at some time in the future a bill "opting out" will not be introduced by Texas.

     On January 6, 1999, Congressmen Wolf, Gilchrest and Shays introduced a Bill, H.R. 316, (the "Cruises-to-Nowhere Act of 1999"), to amend the Johnson Act to restore the authority of state laws over gambling cruises-to-nowhere. This Bill did not pass but may be reintroduced in 2000. Should it become law, it would give states the ability to apply their own laws to gambling on cruises to no-where. The passage of this law would allow the State of Texas and other states to ban cruises-to-nowhere. Such a ban would destroy the business of the Company in Texas.

o State Regulation - Texas. Texas Penal Code Section 47.06 prohibits the possession of gambling devices, equipment, or paraphernalia within the State of Texas or within the territorial waters of the State of Texas. The violation of this Section is a felony. However, there is a provision to allow the possession of gambling devices, equipment, or paraphernalia onboard an ongoing vessel which departs from the State of Texas and conducts its gambling activities outside the territorial waters of the State of Texas. Specifically, Section 47.09(b) provides that it is an affirmative defense to prosecution under Section 47.09(b). It is the Company's belief that it at all times complies with the provisions of the Texas Penal Code.

     Further, Texas Penal Code Section 48.10 (American Documentation of Vessel Required) provides that "if 18 USC Section 1082 is repealed, the affirmative defenses provided by Section 47.09(b) apply only if the vessel is documented under the laws of the United States." Accordingly, it would appear even if a bill similar to the "Cruise to Nowhere Act of 1999" were introduced and passed, that the State of Texas would continue to exempt casino cruises so long as they were conducted on U.S. flagged American documented vessels. The M/V Entertainer is a U.S. flagged American documented vessel.

     Future Ports. The Company has no present intent to open additional ports in Texas or elsewhere.

LILLY BELLE'S CASINO (COLORADO) BUSINESS

     The Company, through its wholly owned subsidiary, Lilly Belle's Casino Investment Company LLC (hereinafter "Lilly Belle's"), intends to operate Lilly Belle's Casino located at 301 Gregory Street, Black Hawk, Colorado, pursuant to the Colorado Gaming Act and the Colorado Gaming Regulations.

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     Gaming in Colorado is "limited stakes" which restricts any single wager to a maximum of $5.00. While this limits the revenue potential of table games, management believes that slot machine play, which accounts for over 95% of total gaming revenues, is currently impacted only marginally by the $5.00 limitation.

     Lilly Belle's Casino. Lilly Belle's Casino is located at 301 Gregory Street, Black Hawk, Colorado. The casino is contained in a three and one-half-story, 12,000-square foot building which was constructed as a casino in 1993 and operated until November 1994. The structure is fully sprinkled, air conditioned and serviced by a hydraulic elevator to each floor. The building is completely furnished for a casino operation including all furniture and fixtures, surveillance equipment, cage equipment, Black Jack tables, poker tables, coins and tokens. There are no slot machines presently on the premises. The Company leases the casino as well as an adjacent Victorian bed and breakfast and an adjacent area which will provide approximately 100 parking spaces as well as all the furniture, fixtures, and equipment, from an unaffiliated third party. A lease with an option to purchase was entered into on December 20, 1999, for an initial term of five years. The Company has an option to renew the lease for three additional terms of five years each. The Company has the option to purchase the premises during the term of the lease. Under the terms of the lease, the Company is responsible for all taxes, improvements, repairs and maintenance and payment of utilities related to the premises. The Company is also required to indemnify the lessor from all claims, liabilities, loss and damages against the lessor occurring on the premises in any way related to the Company's business.

     The Black Hawk Market. Black Hawk is a small mountain town located approximately 30 miles from Denver. Black hawk is an historic mining town originally founded in the late 1800's following a large gold strike. Black Hawk is a tourist town and its heaviest traffic is in the summer months. Traffic generally decreases to its low point in the winter months.

     Black Hawk is one of only three Colorado cities where casino gaming is legal, the others being Cripple Creek and Central City. Black Hawk operated approximately 51% of the gaming devices and generated 67.6% of gaming revenues for these three cities during the year ended December 31, 1999. As of December 31, 1999, there were 19 casinos operating in Black Hawk.

     Competition. There are presently 19 casinos operating in Black Hawk, Colorado. In addition, there are 9 casinos operating in Central City which is adjacent to Black Hawk. The Company will be competing with many established casino companies, most of which have greater financial resources than the Company in the same market that the Company will be operating.

     Weather and Seasonal Fluctuations. The business of the Company will suffer as a direct result of inclement weather. Inclement weather has a direct affect on driving conditions between Black Hawk and Denver, Colorado, which is the major metropolitan area from which Black Hawk derives most of its business. The business of Lilly Belle's will be subject to seasonal fluctuations with the slowest months being the months of January, February, and March.

     Marketing and Promotion. The Company does not have sufficient funds with which to advertise market and promote its casino through a mass media campaign. The Company will focus its marketing efforts on direct mail to customers who are on a customer list obtained by the Company pursuant to its lease agreement. In addition, the Company will market into Denver through a limited amount of print, radio and billboard advertising.

     State Regulation - Colorado. The ownership and operation of a gaming business in Colorado is subject to extensive laws and regulations including the Colorado Limited Gaming Act of 1991 (the "Colorado Act") and the rules and regulations (the "Colorado Regulations") promulgated thereunder by

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The Colorado Limited Gaming Commission (the "Colorado Commission") which is empowered to oversee and enforce the Colorado Act.

     Neither the Company nor any of its subsidiaries has a license to operate a casino in Colorado or in any other jurisdiction. The Colorado Act requires that a person (including any corporation or other entity) must be licensed by Colorado to conduct gaming activities in Colorado. A license will be issued only for a specified location that has been approved a s a gaming site by the Colorado Commission prior to issuing a license. The Colorado Act also requires that each officer or director of a gaming licensee, or other person who exercises a material degree of control over the licensee, must be found suitable by the Colorado Gaming Commission. Any person who, directly or indirectly, or in association with others, acquires beneficial ownership of more than 5% of the common stock of any gaming enterprise must notify the Colorado Gaming Commission of this acquisition and must be found suitable by the Colorado Gaming Commission. The granting of a license requires submission of detailed personal financial information followed by a thorough investigation. In addition, the Colorado Gaming Commission will not issue a license unless it is satisfied that the licensee is adequately financed or has a reasonable plan to finance its proposed operations from acceptable sources.

     The political and regulatory environment in which the Company is and will be operated with respect to gaming activities, is uncertain, dynamic and subject to rapid change. Existing operators often support legislation and litigation designed to make it more difficult or impossible for competition to develop and operate gaming facilities. This environment makes it impossible to predict the effects, including cost, that the adoption of and changes in gaming law, rules and regulations and/or competition will have on proposed gaming operations.

     Except for historical information contained herein, the matters discussed in this Item 1, in particular, statements that use the words "believes", "expects", "intends", or "anticipates", are intended to identify forward looking statements that are subject to risks and uncertainties including, but not limited to, inclement weather, mechanical failures, increased competition, financing, governmental action, environmental opposition, legal actions, and other unforeseen factors. The development of the Black Hawk project, in particular, is subject to additional risks and uncertainties, including, but not limited to, risks relating to permitting, financing, the activities of environmental groups, the outcome of litigation and the actions of federal, state, or local governments or agencies.

EMPLOYEES

     As of February 29, 2000, the Company employed approximately 59 employees. Of the Company's 59 employees, 3 are executive and management personnel and 3 are engaged primarily in administrative positions. The remaining employees are ship officers, crew, casino, reservations, food service and other staff employed by the Company who work on or about the Company's vessel. None fo the Company's employees is a party to a collective bargaining agreement. The Company considers its employee relations to be generally satisfactory.

     The Company's continued future success depends in significant part upon the continued service of its key senior management personnel and its continuing ability to attract and retain highly qualified managerial personnel. The time that the officers and directors devote to the business affairs of the Company and the skill with which they discharge their responsibilities will substantially impact the Company's success. To the extent the services of these individuals would be unavailable to the Company for any reason, the Company would be required to identify, hire, train and retain other highly qualified managerial personnel to manage and operate the Company. The Company's business could be adversely affected to the extent such key individuals could not be replaced.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.
--------------------------------------------------------------------------------

     The Company ceased conducting an active trade or business in April 1997. During the fiscal years ended March 31, 1999 and 1998, the Company had no operating business. The Company entered into an Asset Purchase Agreement (the "Agreement") on March 5, 1999 with its controlling shareholder, Imperial petroleum, Inc. ("Imperial"). The Agreement provided that Imperial would acquire all of the assets and liabilities of the Company. No consideration was exchanged in return for the sale of the net liabilities of the Company. As a result of the Agreement, the Company had no assets or liabilities as of March 31, 1999. For the fiscal year ended March 31, 1999, the Company recognized a gain of $1,561,127 on the transfer of the liabilities, resulting in net income of $1,201,414 for the period.

     Accordingly, as a result of the Company's liquidation and abandonment of its assets and liabilities to a "shell" status, the Company has accounted for its former operations as discontinued for all periods presented.

     On June 7, 1999, there was a change in the control of the Board of Directors of the Company. The new Board changed the Company's business strategy and decided to enter into the casino business. On June 24, 199, the Articles of Incorporation of the Company were amended to change the name of the Company to sureBET Casinos, Inc.

     Under the direction of its new management, the Company intends to develop, acquire, joint venture, manage, and operate gaming establishments with an initial focus on water-based gaming, the emerging gaming markets, and the rehabilitation and reorganization of casinos that are underperforming financially.

RESULTS OF OPERATIONS

     The sole source of revenue for the Company through December 31, 1999 was derived from the operation of Casino Padre. Casino Padre began operations on November 18, 1999 and for the two months ended December 1999 the Company incurred a net loss of $409,701.

     For the nine months ended December 31, 1999, the Company's pro rata share of the operating loss of Casino Padre was $188,671. During that period, revenues from operations were $163,445 while cost of sales were $17,637 and operating expenses were $772,667. A total of $60,409 was allocated to the minority interest in Casino Padre.

     General and administrative expenses for the nine months ended December 31, 1999 totaled $163,352. A total of $79,224 was expended for the operation of the casino and $142,601 for the operation of the vessel. Sales and marketing expenses were $53,791 for the period with an additional $21,902 being expended to support the food and beverage department. Depreciation and amortization for the nine months ending December 31, 1999 was $12,548. In addition, $142,500 was attributable to the issuance of stock for services rendered in connection with the reorganization of the Company.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, the Company had a working capital deficiency of $148,890. The Company does not believe that it will be able to meet its normal operating costs and expenses from management fees and cash flow of Casino Padre.

     The cash requirements of funding the Company's operations and expansion have exceeded cash flow from operations. To date, the Company has satisfied its capital needs primarily through debt and

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


equity financing. During the nine months ended December 31, 1999, the Company issued 1,425,000 shares of Common Stock for services valued at $142,500, sold 25,000 shares for cash of $13,000, and issued 5,000,000 shares in lieu of $500,000 in payments. The Company continually explores raising additional capital through such means.

     The Company believes that it will be able to raise additional capital through debt and equity financing which, along with anticipated cash from operations, will be sufficient to meet the Company's current working capital needs for at least the next twelve months. However, there can be no assurance that the Company will not need to raise additional capital sooner, particularly to take advantage of any expansion opportunities, not currently anticipated that may become available. In such event, there can be no assurance that additional capital will be available at all, at an acceptable cost, or on a basis that is timely to allow the Company to finance any such opportunities.

FORWARD LOOKING STATEMENTS

     Except for historical information contained herein, the matters discussed in this Item 6, in particular, statements that use the words "believes", "intends", "anticipates", or "expects" are intended to identify forward looking statements that are subject to risks and uncertainties including, but not limited to, inclement weather, mechanical failures, increased competition, financing, governmental action, environmental opposition, legal actions, and other unforeseen factors.

     The development of the Black Hawk, Colorado project, in particular, is subject to additional risks and uncertainties, including, but not limited to, risks relating to permitting, financing, the activities of environmental groups, the outcome of litigation and the actions of federal, state, or local governments and agencies. The results of financial operations reported herein are not necessarily an indication of future prospects of the Company. Future results may differ materially.

NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to mach the time of gain or loss recognition on the hedging derivative with the recognition of
(i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in operations in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

     The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to have a material effect on its consolidated financial statements.

ITEM 3. DESCRIPTION OF PROPERTY.
--------------------------------------------------------------------------------

     The Company's administrative offices are located in 1,996 square feet of office space in Pensacola, Florida, under a month-to-month lease with Charles S. Liberis, the Company's Chairman of the Board of Directors, Chief Executive Officer and principal stockholder. The lease provides for monthly rental payments of $1,663 which the Company believes are competitive with rents which could have been obtained from unrelated third parties for comparable office space.

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The Company leased the following locations for its operations during the year ended 1999:

--------------------------------------------------------------------------------------------
       LOCATION                                       LEASE TERM
--------------------------------------------------------------------------------------------
One South Padre Blvd                180 Days commencing November 1, 1999.  Thereafter, 2
South Padre Island, Texas 78597     additional terms of 5 years each.
Berth & Sublease Agreement
--------------------------------------------------------------------------------------------
301 Gregory Street                  5 years commencing the earlier of Oct 1, 2000 or the
Black Hawk, Colorado                issuance of a gaming license by the Colorado Gaming
Lease of Lilly Belle's Casino       Commission.  Thereafter, 3 additional terms of 5 years
                                    each.
--------------------------------------------------------------------------------------------

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
--------------------------------------------------------------------------------

     The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of December 31, 1999:

NAME AND ADDRESS OF OWNER                               NUMBER OF SHARES OWNED            PERCENT OF CLASS (1)

Charles S. Liberis                                             6,000,000                          80.1%
1610 Barrancas Avenue
Pensacola, FL  32501

Wayne E. Marks                                                  200,000                           2.7%
1464 Heartstone
Baton Rouge, LA 70808

Michael Georgilas                                               75,000                            1.0%
Ellis 26
N. Erythrea 14671
Athens, Greece

Officers and directors as a group                              6,275,000                          83.8%
  (3 persons)

---------------
(1) This table is based on 7,490,050 shares of Common Stock outstanding on December 31, 1999. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from December 31, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
--------------------------------------------------------------------------------

     The officers and directors of the Company are as follows:

NAME                  AGE    POSITION

Charles S. Liberis    57     Chairman of the Board of Directors, President, Chief Operating Officer

Wayne E. Marks        53     Vice President Finance, Controller and Director

Michael Georgilas     46     Director

     The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. No date for the next annual meeting of stockholders is specified in the Company's Bylaws, nor has a meeting been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.

     Charles S. Liberis. Mr. Liberis was elected Chairman, President and Chief Operating Officer of the Company on July 8, 1999. Since 1992, Mr. Liberis served as President of CSL Development Corporation, a private company. CSL Development Corporation has been engaged in general development of real estate property including condominiums, resorts, golf courses, and casinos. Mr. Liberis was a founder of Europa Cruises Corporation (NASDAQ - KRUZ), Pensacola, Florida, and served as its Chief Executive Officer from 1989 to 1992. Prior to joining Europa, Mr. Liberis was a practicing attorney for over twenty years and was a Senior Partner in the law firm of Liberis, Sauls, and Fleming, P.A., with offices in Pensacola and Tallahassee, Florida, and Atlanta, Georgia. His practice consisted primarily of real estate and corporate reorganization law and he has had an extensive background in the reorganization of numerous hospitality operations. Mr. Liberis was a founder and served on the Board of Directors and as General Counsel of Southern National Bankshares, Atlanta, Georgia, from 1983_to 1985. Mr. Liberis majored in business and finance and received his Juris Doctorate from Stetson University College of Law in 1977. He is a member of the American and Florida Bar Associations and the International Association of Gaming Attorneys. Mr. Liberis has previously been found suitable for licensing by the Mississippi Gaming Commission.

     Wayne E. Marks. Mr. Marks was elected to the Board and as Vice President Finance and Controller of the Company on July 8, 1999. Since June 1997, Mr. Marks has served as Vice President of CSL Development, Pensacola, Florida, and General Manager of Fiesta Casino, Lima, Peru. CSL Development Corporation has been engaged in general development of real estate property including condominiums, resorts, golf courses, and casinos. From September 1991 to June 1997, Mr. Marks served as partner in DB & Associates, Jackson, Mississippi, a consulting firm specializing in project development. From 1973 to 1991, Mr. Marks worked in the Farm Credit System. Mr. Marks served on the Executive Committee of the Farm Credit Banks of Jackson and the Farm Credit Banks of New Orleans from 1979 to 1988. Federal Intermediate Credit Bank of New Orleans from 1979 to 1985, and The Jackson Bank for Cooperatives from 1985 to 1988. He is a graduate of the University of New Orleans, New Orleans, Louisiana.

     Michael Georgilas. Mr. Georgilas was elected to the Board of Directors of the Company in June 1999. Since September 1996, Mr. Georgilas has served as Chairman and Chief Executive Officer of Mondial Group Inc, Athens, Greece, an international casino development and management company. From July 1993 to August 1996, he was Vice President of Gaming and Director of Gaming Development for ITT/Sheraton Corporation, Boston, Massachusetts. From June 1992 to December 1992, he served as Chief Operating Officer of Europa Cruises Corporation, Pensacola, Florida. From 1991 to 1992, he served as Associate Director of the Casino and Gaming Management Division at the University of Nevada in Las Vegas. From 1986 through 1991, he held various positions with Hilton Corporation having last served as President and General Manager of the Flamingo Hilton Reno. Mr. Georgilas holds a Bachelor of Science Degree in Hotel Administration and a Master of Science Degree in Hotel Administration from the University of Nevada, Las Vegas.

Mr. Liberis may be deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under federal securities laws.

ITEM 6. EXECUTIVE COMPENSATION.
--------------------------------------------------------------------------------

     The following table sets forth information for Jeffrey T. Wilson. Mr. Wilson served as the Company's Chief Executive Officer ("CEO") during the fiscal year ended March 31, 1999. No disclosure need be provided for any executive officer, other than the CEO, whose total annual salary and bonus for the last completed fiscal year did not exceed $100,000. Accordingly, no other executive officers of the Company are included in the table. The following table sets forth information for all persons who have served as the chief executive officer of the Company during the last completed fiscal year:

                           SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION                      LONG TERM COMPENSATION
                            ------------------------------------- -------------------------------------
                                                                          AWARDS             PAYOUTS
                                                                  ------------------------ ------------
                                                        OTHER     RESTRICTED  SECURITIES
  NAME AND                                              ANNUAL      STOCK     UNDERLYING                 ALL OTHER
  PRINCIPAL                                            COMPENSA    AWARD(S)    OPTIONS/       LTIP        COMPEN-
  POSITION        YEAR      SALARY ($)   BONUS ($)     TION ($)      ($)       SARS (#)      PAYOUTS    SATION ($)
-------------- ------------ ----------- ------------ ------------ ----------- ------------ ------------ ------------

Jeffrey T.        1999        $0.00        $0.00        $0.00     $   0.00         0            0          $0.00
Wilson,
President
(1)

Charles S.        2000        $0.00        $0.00        $0.00     $100,000         0            0          $0.00
Liberis,                                                             (3)
President (2)

---------------
(1) Jeffrey T. Wilson was the President of the Company from April 8, 1996 to July 8, 1999.

(2) Charles S. Liberis was the President of the Company from July 8, 1999 to present.

(3) Mr. Liberis received no cash compensation or other benefits for the period ended December 31, 1999. Mr. Liberis received 1,000,000 of restricted common stock for services rendered as a consultant, director, and executive officer of the Company through July 12, 1999.

     The Company does not have any employment contracts with any of its officers or directors. Such persons are employed by the Company on an at will basis, and the terms and conditions of employment are subject to change by the Company.

STOCK OPTION PLANS

     The Company has no stock option plans.

OPTION GRANTS IN LAST FISCAL YEAR

     There were no options granted as executive compensation during the past year.

DIRECTOR COMPENSATION

     No employees will receive additional compensation as directors. Non-Employee directors will be compensated at the rate of $500 per meeting for attendance at meetings with the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------------------------------

     On March 5, 1999, the Company entered into an Asset Purchase Agreement with its controlling shareholder, Imperial Petroleum, Inc. ("Imperial"). Pursuant to the Agreement, Imperial acquired all of the assets and liabilities of the Company. No consideration was exchanged in return for the sale of the assets and transfer of the liabilities.

     On May 12, 1999, the Company entered into an Agreement to Exchange Common Stock with U.S. Gaming & Leisure Corp. ("USGL"). USGL is controlled by Charles
S. Liberis, the President of the Company. Pursuant to the agreement with USGL, the Company is to issue 6,000,000 new common shares to shareholders of USGL for 100% of the outstanding shares of USGL. This transaction is contingent on a private placement of the Company's common stock which as of this date has not been completed. At such time as the private placement is completed and the exchange of stock is completed, USGL will become a wholly-owned subsidiary of the Company.

     In contemplation of the Agreement with USGL, there was a change in the Board of Directors of the Company on July 8, 1999. The new board changed the Company's business strategy and decided to enter into the casino business.

     On October 1, 1999, Casino Padre Investment Company LLC entered into a Charter Agreement to charter the vessel, "MV Entertainer", and the equipment associated therewith, pursuant to a Charter Agreement (the "Charter Agreement") with CSL Development Corporation (CSLD). The initial charter period is for five
(5) years commencing on October 1, 1999. Under the Charter Agreement, the Company makes monthly charter payments in the amount of $125,000 per month. During the charter period, the Company shall have an option to purchase the vessel at a price of $6,000,000. The Company is required, at its expense, to obtain and maintain at all times during the charter period adequate insurance on the vessel. The Company assumes (1) all risk of liability for the vessel and for its use and operations, and is required to indemnify the Owner from and against any claim, penalty, damage or liability resulting therefrom; and (2) all obligations with respect to the maintenance, repair and inspection of the vessel. CSLD has agreed to waive the Charter payments for the months of October, and November and December 1999 ($375,000) as well as the security deposit required under the Charter Agreement ($200,000) and in return, CSLD will receive 50% of net operating income once the investors have received 100% of their capital. CSLD will have a 50% interest in working capital and undistributed income. CSLD is owned by The Liberis Charitable Settlement Trust ("the Liberis Trust"). The Liberis Trust was established in 1994 by Charles S. Liberis ("Liberis") as Grantor. The Company believes that the terms of the Charter Agreement are competitive with terms that could have been obtained from unrelated third parties for a comparable vessel.

     On October 1, 1999, the Company entered into a Management Contract with Casino Padre Investment Company, LLC, ("Casino Padre") a Nevada limited liability company. Under the terms of the contract, the Company has an exclusive agreement to operate the gaming ship M/V Entertainer and the gaming operations located on the ship on behalf of and for the account of Casino Padre Investment Company, LLC. At the time that the Management Contract was entered into, Charles Liberis, the President of the Company, owned 83%of the membership units of Casino Padre Investment Company LLC.

     On October 27, 1999, the Company acquired 50 membership units in Casino Padre Investment Company LLC in exchange for 5,000,000 shares of the common stock of the Company. Following the transaction, the Company owned 83% of Casino Padre Investment Company LLC. The membership units were acquired from Charles S. Liberis, the President of the Company. The price of the units was $500,000, which is the same price paid for the units by Mr. Liberis. Casino Padre was formed on

September 14, 1999. At the time of the acquisition Casino Padre was still in the development stage. Casino Padre commenced operations on November 18, 1999.

     From May 31, 1999 to March 28, 2000, Charles Liberis, the President of the Company, advanced to the Company a total of $34,157. The loans are not evidenced by promissory notes. There is no fixed date for repayment.

     From July 31, 1999 to December 31, 1999, CSL Development Corporation advanced to the Company a total of $46,207. The loans are not evidenced by promissory notes. There is no fixed date for replacement. Charles S. Liberis, the President of the Company is also President of CSL Development Corporation.

     The Company's administrative offices are located in 1,996 square feet of office space in Pensacola, Florida, under a month-to-month lease with Charles S. Liberis, the Company's Chairman of the Board of Directors, Chief Executive Officer and principal stockholder. The lease provides for monthly rental payments of $1,663 which the Company believes are competitive with rents which could have been obtained from unrelated third parties for comparable office space.

ITEM 8. DESCRIPTION OF SECURITIES.
--------------------------------------------------------------------------------

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, each with $0.001 par value per share, and 5,000,000 shares of Preferred Stock, each with $1.00 par value per share. There are presently outstanding 7,490,050 shares of common stock and "0" shares of Preferred Stock.

COMMON STOCK

     Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

     Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

     Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

     The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

     The registrar and transfer agent for the Company's Common Stock is Kevin Halter, President, Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas TX 75248.

PREFERRED STOCK

     The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock. The Board of Directors has not issued nor established a series of Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
--------------------------------------------------------------------------------

     The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ. The Company's Common Stock has been quoted on the OTC Bulletin Board since 1987, and currently trades under the symbol "DICE". The following table sets forth the range of high and low bid quotations for each fiscal quarter within the last two fiscal years, as well as the current fiscal year. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

FISCAL QUARTER ENDED                            HIGH BID       LOW BID

December 31, 1997...........................     $8.40          $0.94

March 31, 1998..............................     $3.19          $0.94

June 30, 1998...............................     $4.50          $2.25

September 30, 1998..........................     $2.25          $0.60

December 31, 1998...........................     $0.06          $0.06

March 31, 1999..............................     $0.06          $0.06

June 30, 1999...............................     $0.06          $0.06

September 30, 1999..........................     $1.38          $0.75

December 31, 1999...........................     $2.00          $0.13

     On March 23, 2000, the high and low bid prices for the Common Stock were both $1.50.

     As of December 31, 1999 there were 7,490,050 shares outstanding and 291 record holders of the Company's Common Stock. Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

     The Securities and Exchange Commission (SEC) has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's Common Stock is subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company.

ITEM 2. LEGAL PROCEEDINGS.
--------------------------------------------------------------------------------

o    Betty Butron Smith v. Charles Liberis and sureBET Casinos, Inc.

     On or about January 26, 2000, Betty Butron Smith filed a law suit in the United States District Court for the Southern District of Texas, Brownsville Division, against Charles Liberis, the Company, and Casino Padre Investment Company. The suit alleges wrongful termination, fraud and inducement, libel, slander, and defamation. Although management believed that there was no support for Plaintiff's factual allegations, management entered into a settlement agreement for an amount that was less than the legal fees would have been incurred in defending the matter. On March 10, 2000, a Compromise, Settlement, Release, Indemnity and Confidentiality Agreement was entered into between the Plaintiff and the Defendants.

o Newpark Shipbuilding-Pasadena, Inc. v. Vessel Casino Padre f/k/a/ Entertainer, its equipment, apparel, etc., in rem, and CSL Development Corporation, Casino Padre Investment Company LLC, and sureBET Casinos, Inc., its owners and/or operators, in personam, C.A. No. H-00-1014 Admiralty

     On or about March 23, 2000, Newpark Shipbuilding-Pasadena, Inc. filed a lawsuit in the United States District Court Southern District of Texas, Houston, Division, against Vessel Casino Padre f/k/a/ Entertainer, its equipment, apparel, etc., in rem, and CSL Development Corporation, Casino Padre Investment Company LLC, and sureBET Casinos, Inc., seeking the sum of $139,193.36 for repair work on the M/V Entertainer. The Defendants dispute the amount of the claim, have posted a bond in the amount claimed and have counterclaimed against Newpark Shipbuilding-Pasadena, Inc. for deceptive trade practices, damages for improper workmanship and damages for delays caused by Newpark Shipbuilding-Pasadena, Inc.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
--------------------------------------------------------------------------------

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.
--------------------------------------------------------------------------------

     During the last three years, the Company issued and sold unregistered securities as described below:

     During the twelve months ended March 31, 1998, the company issued restricted stock totaling 271,062 shares valued at $275,535 in exchange for the elimination of interest on debt owed by the Company; 10,233 shares of restricted common stock valued at $10,552 in exchange for services rendered and 116,667 shares of restricted common stock valued at $327,669 in exchange for the elimination of debt owed by the Company. A breakdown of these issues is as follows:

     DATE                            NAME               NO OF SHARES          REASON

     May 26, 1997              Jeffrey T. Wilson           16,667         Interest on debt
     May 26, 1997             Imperial Petroleum          116,667     Conversion Note Payable
    June 24, 1997                 Richard Pizitz            1,575         Interest on debt
    June 24, 1997                 Michael Pizitz            1,575         Interest on debt
    June 24, 1997              Thomas J. Patrick            4,167         Interest on debt
    June 24, 1997         J.R. Roth & Associates            1,167             Services
  August 15, 1997                   Carolyn Hill              167         Interest on debt
  August 15, 1997                  Earl Frudeger               33         Interest on debt
  August 15, 1997                  Howard Farmer             1667         Interest on debt
  August 15, 1997                 Andrew Bodulti            1,400             Services
  August 15, 1997             World Equity Group              333             Services
  August 15, 1997                 Matrix Capital              333             Services
  August 27, 1997                  John Matthews              333             Services
  August 27, 1997              Robert F. Scheman            1,078         Interest on debt
  August 27, 1997                Terry Underwood              539         Interest on debt
  August 27, 1997                     Don C. Fee              494         Interest on debt
  August 27, 1997                  Earl Frudeger              156         Interest on debt
  August 27, 1997              David Shedelbower              839         Interest on debt
  August 27, 1997                   Eric Sanders            1,047         Interest on debt
  August 27, 1997                   David Gilson            1,356         Interest on debt
  August 27, 1997              Stephen S. Buckly            1,075         Interest on debt
  August 27, 1997              Rodney E. Schultz              790         Interest on debt
  August 27, 1997              Jeffrey T. Wilson           55,334         Interest on debt
November 17, 1997                   George Hagen              491         Interest on debt
November 17, 1997                  John Nordhaus            1,153         Interest on debt
November 17, 1997                Robert Novenson            1,040         Interest on debt
November 17, 1997                     Jeff Rogee            1,080         Interest on debt
November 17, 1997                   Roman Fortin            1,046         Interest on debt
November 17, 1997                     John Byrne            3,334         Interest on debt
November 17, 1997              Thomas J. Patrick            1,667         Interest on debt
November 17, 1997                  David Winkler            1,095         Interest on debt
November 17, 1997                 Richard Wagner              755         Interest on debt
   March 26, 1998                     John Byrne           16,667         Interest on debt
   March 26, 1998            Ret.Trust Princeton            8,334         Interest on debt
   March 26, 1998                Bennie Avrahami           37,500         Interest on debt
   March 26, 1998              Jeffrey T. Wilson           16,667         Interest on debt
   March 26, 1998             Imperial Petroleum           83,334         Interest on debt
   March 26, 1998                  Howard Farmer            8,334         Interest on debt
   March 28, 1998                   Credit Mobil            6,667             Services

     During the twelve months ended March 31, 1999, the Company issued restricted stock of 83,333 shares valued at $100,000 in exchange for cash and 41,859 shares of restricted common stock valued at $8,790 in exchange for services. A breakdown of these issues is as follows:

      DATE                     NAME             NO. OF SHARES      REASON

   August 8, 1998     Lambert LLC/DNS Ent.         83,333           Cash
  January 7, 1999                  HN Corp          8,334         Services
  January 7, 1999           Phillip Archer         16,857         Services
February 19, 1999               Hille Zola          8,334         Services
February 19, 1999           George Wortley          8,334         Services

     On July 12, 1999, the Company issued 1,425,000 shares of restricted common stock valued at $142,500 to officers, directors and employees for services rendered to the Company in lieu of cash compensation. A breakdown of these issues is as follows:

    DATE                 NAME           NO. OF SHARES      REASON

July 12, 1999     Charles S. Liberis      1,000,000       Services
July 12, 1999         Wayne E. Marks        200,000       Services
July 12, 1999      Ronald G. Dunston         75,000       Services
July 12, 1999      Michael Georgilas         75,000       Services
July 12, 1999      Debbie M. Scullin         75,000       Services

     On October 27, 1999, the Company agreed to issue 5,000,000 shares to Charles S. Liberis, its President, in exchange for 50 Units which at that time represented 83.3% of the outstanding membership units in Casino Padre Investment Company LLC.

     On December 8, 1999, the Company sold 25,000 shares to John Vellianitis, an accredited investor for $13,000.

     On February 15, 2000, the Company entered into a Subscription Agreement with Gary Williky for the purchase of no more than 500,000 units consisting of one share of common stock and one warrant to purchase one share of common stock at $0.687 for a period of five years. The purchase price for the units was $0.65625 per share.

     On February 1, 2000, the Company entered into a Subscription Agreement with David Brannen for the purchase of no more than 500,000 units consisting of one share of common stock and one warrant to purchase one share of common stock at $0.687 for a period of five years. The purchase price was $0.65625 per share.

     On March 22, 2000, the Company sold 100,000 shares to Wynn Betts, an accredited Investor, for $100,000.

     The sale and issuance of securities and the transactions described above were deemed to be exempt of registration under the Securities Act by virtue of
Section 4(2). Appropriate legends were affixed to stock certificates issued in the above transactions. Some restrictive legends were imposed in connection with any subsequent sales of these such securities. The securities were offered and sold by the Company without any underwriters. All of the purchasers were deemed to be sophisticated with respect to the investment and securities of the Company by virtue of their financial condition and/or relationship to members of the management of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
--------------------------------------------------------------------------------

     Section 16-10a-902 et seq. of the Utah Business Corporation Act and Article XII of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S

     See pages beginning with F-1.

                                    PART III

The following exhibits are included with this registration statement:

REGULATION
   S-B
  NUMBER     DOCUMENT

    2.1      Agreement to Exchange Common Stock with U.S. Gaming & Leisure Corp.

    3.1      Articles of Incorporation, as amended

    3.2      Bylaws, as amended

   10.1      Asset Purchase Agreement with Imperial Petroleum, Inc.

   10.2      Management Contract with Casino Padre Investment Company, LLC

   10.3      Lilly Belle lease

   10.4      South Padre Island Sublease and Dockage Agreement

   10.5      Charter Agreement with CSL Development Corporation

   10.6      Operating Agreement of Casino Padre Investment Company, LLC

    21       Subsidiaries of the Registrant

    27       Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SUREBET CASINOS, INC.


Date: April 5, 2000                    By: /s/ Charles S. Liberis
                                           -------------------------------------
                                           Charles S. Liberis, President
                     sureBET CASINOS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                             (Unaudited)            Audited
                                                             December 31            March 31
                                                                            --------------------------
                                                                1999           1999            1998
                                                             -----------    -----------    -----------

Cash                                                         $    83,308             --             --


Accounts Receivable                                               36,776             --             --
                                                             -----------    -----------    -----------


Total Current Assets                                             120,085             --             --


Fixed Assets (Net of Depreciation)                               383,469


Other Assets                                                      11,220             --             --
                                                             -----------    -----------    -----------

Total Assets                                                 $   514,774             --             --
                                                             ===========    ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts Payable                                             $   163,226             --             --
Other Payables                                                    45,340             --             --
Minority Interest Casino Padre                                    60,409
Liabilities of discontinued operations                                                       1,310,566
                                                             -----------    -----------    -----------
Total Liabilities                                            $   268,975             --    $ 1,310,566


Stockholders' Equity (Deficit)

Preferred stock, 5,000,000 shares authorized,
          $1.00 par value, none issued or outstanding

Common Stock 50,000,000 shares authorized,
            $.001 par value, 7,490,050, 1,040,050 and
                914,858 shares issued and outstanding              7,490          1,040            915

Additional paid-in capital                                     5,217,013      4,567,963      4,459,298
Accumulated deficit                                           (4,978,704)    (4,569,003)    (5,770,417)
                                                             -----------    -----------    -----------

Total stockholders equity (deficit)                              245,799             --     (1,310,204)
                                                             -----------    -----------    -----------

                                                             $   514,774    $        --    $       362
                                                             ===========    ===========    ===========

                     sureBET CASINOS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                   (Unaudited)            Audited
                                                   Nine Months   ------------------------
                                                      Ended        Year Ended March 31
                                                   December 31   ------------------------
                                                      1999          1999         1998
                                                  ------------   -----------    ---------
                    REVENUES
Casino Revenue                                    $   163,445

Cost of Goods Sold                                     17,637
                                                  -----------
Gross Profit                                          145,807

              DEPARTMENTAL EXPENSES:
Casino Department                                      79,224
Marine Department                                     142,601
Administrative Department                             163,352
Sales & Marketing                                      53,791
Food & Beverage                                        21,902
Depreciation & Amortization                            12,548
Other Expenses                                        142,500
                                                  -----------    -----------    ---------
Total Operating Expenses                              615,917

Net Loss from continuing operations               $  (470,110)

Allocation of Minority Interest                        60,409


Gain on transfer of net liabilities to Imperial                    1,561,127

Operating losses from discontinued operations                       (359,713)    (617,502)
                                                  -----------    -----------    ---------

Net losses from discontinued operations                            1,201,414     (617,502)

Net Income (Loss)                                 $  (409,701)   $ 1,201,414    $(617,502)
                                                  ===========    ===========    =========


Basic net income (loss) per common share:
From continuing operations                        $     (0.13)            --           --
From discontinued operations                                            1.23        (0.80)
                                                  -----------    -----------    ---------
Net Income (Loss)                                 $     (0.13)   $      1.23    $   (0.80)
                                                  ===========    ===========    =========

Weighted average shares outstanding                 3,106,717        979,489      769,348
                                                  ===========    ===========    =========

                     sureBET CASINOS, INC. AND SUBSIDIARIES
       CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY


                                               Common Stock             Additional      Retained
                                        ---------------------------       Paid-in       Earnings
                                       Shares     Amount    Capital      (Deficit)        Total
                                      ---------   ------   ----------   -----------    -----------

Balances at March 31, 1997              516,896   $  517   $3,845,940   $(5,152,915)   $(1,306,458)


Common stock issued for interest on
debt                                    271,062      271      275,264            --        275,535

Common Stock issued for services
rendered                                 10,233       10       10,542            --         10,552

Conversion of Notes payable to
stockholders equity                     116,667      117      327,552            --        327,669

Net loss                                     --                            (617,502)      (617,502)
                                      ---------   ------   ----------   -----------    -----------

       Balances at March 31, 1998       914,858      915    4,459,298    (5,770,417)    (1,310,204)


Common stock issued for cash             83,333       83       99,917            --        100,000

Common Stock issued for services
rendered                                 41,859       42        8,748                         8790


Net Income (Loss)                            --       --           --     1,201,414      1,201,414
                                      ---------   ------   ----------   -----------    -----------

       Balances at March 31, 1999     1,040,050    1,040    4,567,963    (4,569,003)            --


Common stock issued for cash             25,000       25       12,975                       13,000

Common Stock issued for services
rendered                              1,425,000     1425      141,075                      142,500

Conversion of Notes payable to
stockholders equity                   5,000,000     5000      495,000                      500,000


Net Income (Loss)                            --       --           --      (409,701)      (409,701)
                                      ---------   ------   ----------   -----------    -----------

     Balances at December 31, 1999    7,490,050   $7,490   $5,217,013   $(4,978,704)   $   245,799

                     sureBET CASINOS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                       (Unaudited)           Audited
                                                       Nine Months   ------------------------
                                                          Ended          Year Ended March 31
                                                       December 31   ------------------------
                                                          1999          1999          1998
                                                       -----------   -----------    ---------

Cash flow from operating activities:
   Net income (loss)                                    $(409,701)   $ 1,201,414    $(617,502)

   Adjustments to reconcile net loss to net cash
   used by discontinued operating activities:
      Gain on transfer of net liabilities to Imperial                 (1,561,127)
      Issuance of stock for services                      142,500          8,790      286,087
   Change in other Assets
      Increase in receivables                             (36,776)
      Increase in fixed assets                           (383,469)
      Increase in other assets                            (11,220)


   Change in Net Liabilities
      Discontinued Operations                                            250,561      328,752
      Continuing Operations                               268,975
                                                        ---------    -----------    ---------
   Net cash provided by operations                       (429,692)      (100,362)      (2,663)


Cash flow from financing activities:
   Issuance of common stock for cash                       13,000        100,000
   Issuance of common stock for payments                  500,000
                                                        ---------    -----------    ---------
   Net cash provided by financing activities              513,000        100,000           --


   Net Increase (decrease) in cash                         83,308           (362)      (2,663)
   Cash at beginning of period                                 --            362        3,025
                                                        ---------    -----------    ---------
   Cash at end of period                                $  83,308    $        --          362
                                                        =========    ===========    =========

                     sureBET CASINOS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)


SUMMARY:

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements of sureBet Casinos Inc. and its majority-owned subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and the rules and regulations of the U.S. Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for corporate financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ending March 31, 2000.

The accompanying condensed consolidated financial statements, and related notes thereto, should be read in conjunction with the audited financial statements of the Company, and notes thereto, for the year ended March 31, 1999 included as an addendum to this filing.

1. DISCONTINUED OPERATIONS AND REVERSE MERGER

During the years ended March 31, 1999 and 1998 and the periods ended August 31, 1999 and 1998, sureBET Casinos, Inc. ("the Company") had no operating assets and has been investigating the acquisition of an operating business. The Company changed its name on June 24, 1999 from Wexford Technology, Incorporated. In connection with an Agreement to Exchange Stock with U.S. Gaming and Leisure Corp. ("USG&L") (see below), the Company entered into an Asset Purchase Agreement (the "Agreement") on March 5, 1999 with its controlling shareholder, Imperial Petroleum, Inc. ("Imperial"). The Agreement provides that Imperial would acquire all the assets and liabilities of the Company. No consideration was exchanged in return for the sale of the net liabilities of the Company. As a result of the Agreement, the Company has no assets or liabilities as of March 31, 1999 or August 31, 1999.

Accordingly, as a result of the Company's liquidation and abandonment of its assets and liabilities to a "shell" status, the Company has accounted for its former operations as discontinued for all periods presented. The common stock issued for services for the period ended August 31, 1999 has been reported as continuing operations since the shares were issued to new continuing management of the Company.

In connection with the Agreement to Exchange Common Stock with USG&L, dated May 12, 1999, which is contingent on a private placement which has not been completed, the Company will issue 6,000,000 new common shares to stockholders of USG&L for 100% of the outstanding shares of USG&L. As a result of the tax-free transaction, USG&L will become a wholly owned subsidiary of the Company. The owners of USG&L obtained effective control Of the Company in July 1999 by obtaining control of the Board of Directors of the Company. USG&L is presently in the business of operating a cruise ship and, after a private offering to raise additional capital, intends to also enter the gaming business. The transaction will be accounted for as a reverse acquisition whereby USG&L will be the acquiring company for accounting purposes.

On June 7, 1999, there was a change in the Board of Directors of the Company. The new board changed the Company's business strategy and decided to enter into the casino business. On June 24, 1999, the Articles of Incorporation of the Company were amended to change the name of the Company to sureBET Casinos, Inc.

                     sureBET CASINOS, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999
                                   (UNAUDITED)


Under the direction of its new management, the Company intends to develop, acquire, joint venture, manage, and operate gaming establishments with an initial focus on water-based gaming, the emerging gaming markets, and the rehabilitation and reorganization of casinos that are underperforming financially.

On October 1, 1999, the Company entered into a Management Contract with Casino Padre Investment Company, LLC, a Nevada limited liability company. Under the terms of the contract, the Company has an exclusive agreement to operate the gaming ship M/V Entertainer and the gaming operations located on the ship on behalf of and for the account of Casino Padre Investment Company, LLC.

On October 27, 1999, the Company acquired 50 membership units in Casino Padre Investment Company LLC in exchange for 5,000,000 shares of the common stock of the Company. Immediately following the transaction, the Company owned 83% of Casino Padre Investment Company LLC. The shares were acquired from Charles S. Liberis, the President of the Company. The LLC was formed on September 14, 1999 and at the time of the acquisition, was still in a developmental stage. Casino Padre commenced operations on November 18, 1999. As of March 29, 2000, the Company owns 74% of the LLC. See Part I - Item 7. Certain Relationships and Related Transactions.

On December 20, 1999, the Company entered into an agreement with Black Hawk Hotel Corporation, an unaffiliated entity, to lease Lilly Belle's Casino, an existing casino facility located in Black Hawk, Colorado. Pursuant to the terms of the lease, the Company has an option to purchase the premises. The lease is contingent on the Company receiving approval for the transaction and issuance of regulatory licenses from the Colorado Gaming Commission.

M/V Entertainer (Texas) Operations

The Company operates the M/V Entertainer as a casino boat, conducting day and evening cruises of approximately six hours each from South Padre Island, Texas. In addition to casino operations, the cruises feature a variety of shipboard activities including sightseeing, live music, and other entertainment. The Company markets its cruises and conducts its casino operations in international waters in such a manner as to comply with applicable Federal and State laws and regulations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Discontinued Operations

See Note I regarding the accounting for the discontinued business operations of the Company.

Statement of Cash Flows

For statement of cash flow purposes, the Company considers short-term investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Use of Estimates and Assumptions

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 utilizes the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish
                     sureBET CASINOS, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999
                                   (UNAUDITED)

deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Common Share and Reverse Stock Split

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company has no potential dilutive securities, the accompanying presentation is only of basic loss per share. All share and per share amounts in the accompanying financial statements have been retroactively restated as a result for a 1 -for-6 reverse stock split on May 3, 1999 and a 1-for-5 reverse split on November 17, 1997.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidations preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position are unaffected by implementation of these new standards.

Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS 131, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS 132, Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the
                     sureBET CASINOS, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999
                                   (UNAUDITED)

measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

SFAS 133, Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

3. RESULTS OF OPERATIONS

The sole source of revenue for the Company through December 31, 1999 was derived from the operation of Casino Padre. Casino Padre began operations on November 18, 1999 and for the two months ended December 1999 the Company incurred a net loss of $409,701.

For the nine months ended December 31, 1999, the Company's pro rata share of the operating loss of Casino Padre was $188,671. During that period, revenues from operations were $163,445 while cost of sales were $17,637 and operating expenses were $772,667. A total of $60,409 was allocated to the minority interest in Casino Padre.

General and administrative expenses for the nine months ended December 31, 1999 totaled $163,352. A total of $79,224 was expended for the operation of the casino and $142,601 for the operation of the vessel. Sales and marketing expenses were $53,791 for the period with an additional $21,902 being expended to support the food and beverage department. Depreciation and amortization for the nine months ending December 31, 1999 was $12,548. In addition, $142,500 was attributable to the issuance of stock for services rendered in connection with the reorganization of the Company.

Liquidity and Capital Resources

At December 31, 1999, the Company had a working capital deficiency of $148,890. The Company does not believe that it will be able to meet its normal operating costs and expenses from management fees and cash flow of Casino Padre.

The cash requirements of funding the Company's operations and expansion have exceeded cash flow from operations. To date, the Company has satisfied its capital needs primarily through debt and equity financing. During the nine months ended December 31, 1999, the Company issued 1,425,000 shares of Common Stock for services valued at $142,500, sold 25,000 shares for cash of $13,000, and issued 5,000,000 shares in lieu of $500,000 in payments. The Company continually explores raising additional capital through such means.

The Company believes that it will be able to raise additional capital through debt and equity financing which, along with anticipated cash from operations, will be sufficient to meet the Company's current working capital needs for at least the next twelve months. However, there can be no assurance that the Company will not need to raise additional capital sooner, particularly to take advantage of any expansion opportunities, not currently anticipated that may become available. In such event, there can be no
                     sureBET CASINOS, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999
                                   (UNAUDITED)

assurance that additional capital will be available at all, at an acceptable cost, or on a basis that is timely to allow the Company to finance any such opportunities.

Forward Looking Statements

Except for historical information contained herein, the matters discussed in this Item 6, in particular, statements that use the words "believes", "intends", "anticipates", or "expects" are intended to identify forward looking statements that are subject to risks and uncertainties including, but not limited to, inclement weather, mechanical failures, increased competition, financing, governmental action, environmental opposition, legal actions, and other unforeseen factors.

The development of the Black Hawk, Colorado project, in particular, is subject to additional risks and uncertainties, including, but not limited to, risks relating to permitting, financing, the activities of environmental groups, the outcome of litigation and the actions of federal, state, or local governments and agencies. The results of financial operations reported herein are not necessarily an indication of future prospects of the Company. Future results may differ materially.

4. COMMON STOCK

During the year ended March 31, 1998, the Company issued 116,667 of common stock for conversion of notes payable to Imperial. The Company also issued 271,062 shares of common stock for interest on other notes payable. The shares issued for interest were valued at $1.48 per share, the amount of interest accrued. The Company also issued 10,233 shares for services rendered during the year.

During the year ended March 31, 1999, the Company issued 83,333 shares for cash of $100,000 and 41,859 shares for services valued at $8,790. The shares for services were valued at the vendors' invoiced cost.

During the period ended August 31, 1999, the Company issued 1,425,000 shares of common stock to officers and directors for services rendered. The shares were valued at the most recent value based on issuance of stock at vendors' invoiced cost.

On October 27, 1999, the Company agreed to issue 5,000,000 shares to Charles S. Liberis, its President, in exchange for 50 Units, which at that time represented 83.3% of the outstanding membership units in Casino Padre Investment Company LLC.

On December 8, 1999, the Company sold 25,000 shares to John Vellianitis, an accredited investor for $13,000.

                              SUREBET CASINOS, INC.

                              FINANCIAL STATEMENTS

                              March 31, 1999 and 1998


                              with

                              Independent Auditors' Report
                              -------------------------------

SUREBET CASINOS, INC.

INDEX TO FINANCIAL STATEMENTS

                                                                        Page

Independent Auditors' Report                                            F-12

Balance Sheets for the Five Month Period Ended
August 31, 1999 (Unaudited) and the Years Ended
March 31, 1999 and 1998                                                 F-13

Statements of Operations for the Five Months Ended
August 31, 1999 and 1998 (Unaudited) and the
Years Ended March 31, 1999 and 1998                                     F-14

Statements of Changes in Stockholders' Equity (Deficit)
for the Five Months Ended August 31, 1999 (Unaudited)
and for the Years Ended March 31, 1999 and 1998                         F-15

Statements of Cash Flows for the Five Months Ended
August 31, 1999 and 1998 (Unaudited) and for the
Years Ended March 31, 1999 and 1998                                     F-16

Notes to Financial Statements                                           F-17-21

                        [JACKSON & RHODES P.C. LETTERHEAD]


                           INDEPENDENT AUDITORS' REPORT

Board of Directors
SureBET Casinos, Inc.

We have audited the accompanying balance sheets of SureBET Casinos, Inc. as of March 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SureBET Casinos, Inc. as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/Jackson & Rhodes P.C.



Dallas, Texas
October 11, 1999

                              SUREBET CASINOS, INC.

                                 BALANCE SHEETS

                   AUGUST 31, 1999 AND MARCH 31, 1999 AND 1998

                      ASSETS

                                                   1999           1999           1998

                                                (Unaudited)

Cash                                            $        --    $        --    $       362
                                                ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Net liabilities of discontinued operations      $        --    $        --    $ 1,310,566
(Note 1)

Commitments and contingencies

Stockholders' equity (deficit):

Preferred stock, 5,000,000 shares authorized,

$ 1. 00 par value, none issued or outstanding
(Note 5) -                                                              --

Common stock, 50,000,000 shares authorized,

$.001 par value, 2,465,050, 1,040,050 and

914,858 shares issued and outstanding                 2,465          1,040            915

Additional paid-in capital                        4,709,038      4,567,963      4,459,298

Accumulated deficit                              (4,711,503)    (4,569,003)    (5,770,417)

Total stockholders' equity (deficit)                                           (1,310,204)

                                                $        --    $        --    $       362
                                                ===========    ===========    ===========


See notes to financial statements.

                              SUREBET CASINOS, INC.

                            STATEMENTS OF OPERATIONS


                                                          Five Months Ended August 31,     Year Ended March 31,

                                                           1999               1998           1999          1998

                                                           (Unaudited)

General and administrative expenses                        $   142,500    $        --    $              $
                                                           -----------    -----------    -----------    -----------


Net loss from continuing operations                           (142,500)                           --

Discontinued Operations (Note 1):

Gain on transfer of net liabilities to Imperial (Note 1)                                   1,561,127

Operating losses of discontinued business                                     (87,155)      (359,713)      (617,502)

Net income (loss) from discontinued operations                                (87,155)     1,201,414       (617,502)

Net income (loss)                                          $  (142,500)   $   (87,155)   $ 1,201,414    $  (617,502)

Basic net income (loss) per common share:

From continuing operations                                 $     (0.09)   $        --    $        --    $

From discontinued operations                                                    (0.14)          1.23          (0.80)

Net income (loss)                                          $     (0.09)   $     (0.14)   $      1.23    $     (0.80)

Weighted average shares outstanding                          1,610,050        642,050        979,489        769,348


See notes to financial statements.

                             SUREBET CASINOS, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                      YEARS ENDED MARCH 31, 1999 AND 1998

                AND FIVE MONTHS ENDED AUGUST 31,1999 (UNAUDITED)


                                          Common Stock           Additional     Retained
                                   --------------------------      Paid-IN      Earnings
                                      Shares         Amount        Capital      (Deficit)        Total
                                   -----------    -----------    -----------   -----------    -----------
Balances at March 31, 1997             516,896    $       517    $ 3,845,940   $(5,152,915)   $(1,306,458)

Common stock issued for interest
on debt                                271,062            271        275,264                      275,535

Common stock issued for services
rendered                                10,233             10         10,542                       10,552

Conversion of notes payable to
stockholders' equity                   116,667            117        327,552                      327,669

Net loss                                                                          (617,502)      (617,502)
                                   -----------    -----------    -----------   -----------    -----------

Balances at March 31, 1998             914,858            915      4,459,298    (5,770,417)    (1,310,204)

Common stock issued for cash            83,333             83         99,917                      100,000

Common stock issued for services
rendered                                41,859             42          8,748                        8,790

Net income (loss)                                                                1,201,414      1,201,414
                                   -----------    -----------    -----------   -----------    -----------

Balances at March 31, 1999           1,040,050          1,040      4,567,963    (4,569,003)

Common stock issued for services
rendered                             1,425,000          1,425        141,075                      142,500

Net income (loss)                                                                 (142,500)      (142,500)
                                   -----------    -----------    -----------   -----------    -----------

Balances at August 31, 1999          2,465,050    $     2,465    $ 4,709,038   $(4,711,503)   $
                                   ===========    ===========    ===========   ===========    ===========


                       See notes to financial statements.

                              SUREBET CASINOS, INC.

                            STATEMENTS OF CASH FLOWS


                                                    Five Months Ended August 31,     Year Ended March 31
                                                    ----------------------------

                                                       1999            1998          1999            1998
                                                       ----            ----          ----            ----
Cash flow from discontinued operating activities:

Net income (loss)                                   $  (142,500)   $   (87,155)   $ 1,201,414    $  (617,502)

Adjustments to reconcile net loss to net cash used by discontinued operating activities:

Gain on transfer of net liabilities to Imperial                                    (1,561,127)

Issuance of stock for interest and services             142,500                         8,790        286,087

Change in net liabilities of  discontinued
operations                                                               1,568         250,56        328,752
                                                    -----------    -----------    -----------    -----------

Net cash used by discontinued
operating activities                                                   (85,587)      (100,362)        (2,663)
                                                    -----------    -----------    -----------    -----------
Cash flow from financing activities:

Issuance of common stock for Cash                                      100,000        100,000
                                                    -----------    -----------    -----------    -----------
Net cash provided from financing activities                            100,000        100,000
                                                    -----------    -----------    -----------    -----------
Net increase (decrease) in cash                                         14,413            362         (2,663)

Cash at beginning of period                                                362            362          3,025
                                                    -----------    -----------    -----------    -----------
Cash at end of period                                              $    14,775    $              $
                                                    ===========    ===========    ===========    ===========


                       See notes to financial statements.

                              SUREBET CASINOS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      AUGUST 31, 1999 AND 1998 (UNAUDITED)
                           AND MARCH 31, 1999 AND 1998


1. DISCONTINUED OPERATIONS AND REVERSE MERGER

During the years ended March 31, 1999 and 1998 and the periods ended August 31, 1999 and 1998, SureBET Casinos, Inc. ("the Company") had no operating assets and has been investigating the acquisition of an operating business. The Company changed its name on June 24, 1999 from Wexford Technology, Incorporated. In connection with an Agreement to Exchange Stock with U.S. Gaming and Leisure Corp. ("USG&L") (see below), the Company entered into an Asset Purchase Agreement (the "Agreement") on March 5, 1999 with its controlling shareholder, Imperial Petroleum, Inc. ("Imperial"). The Agreement provides that Imperial would acquire all the assets and liabilities of the Company. No consideration was exchanged in return for the sale of the net liabilities of the Company. As a result of the Agreement, the Company has no assets or liabilities as of March 31, 1999 or August 31, 1999.

Accordingly, as a result of the Company's liquidation and abandonment of its assets and liabilities to a "shell" status, the Company has accounted for its former operations as discontinued for all periods presented. The common stock issued for services for the period ended August 31, 1999 has been reported as continuing operations since the shares were issued to new continuing management of the Company.

In connection with the Agreement to Exchange Common Stock with USG&L, dated May 12, 1999, which is contingent on a private placement which has not been completed, the Company will issue 6,000,000 new common shares to stockholders of USG&L for 100% of the outstanding shares of USG&L. As a result of the tax-free transaction, USG&L will become a wholly owned subsidiary of the Company. The owners of USG&L obtained effective control Of the Company in July 1999 by obtaining control of the Board of Directors of the Company. USG&L is presently in the business of operating a cruise ship and, after a private offering to raise additional capital, intends to also enter the gaming business. The transaction will be accounted for as a reverse acquisition whereby USG&L will be the acquiring company for accounting purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Discontinued Operations

See Note I regarding the accounting for the discontinued business operations of the Company.

Statement of Cash Flows

For statement of cash flow purposes, the Company considers short-term investments, with an original maturity of three months or less when purchased, to be cash equivalents.

                              SUREBET CASINOS, INC.
                          NOTES TO FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates and Assumptions

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 utilizes the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Common Share and Reverse Stock Split

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company has no potential dilutive securities, the accompanying presentation is only of basic loss per share. All share and per share amounts in the accompanying financial statements have been retroactively restated as a result for a 1 -for-6 reverse stock split on May 3, 1999 and a 1-for-5 reverse split on November 17, 1997.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS

                              SUREBET CASINOS, INC.
                          NOTES TO FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidations preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position are unaffected by implementation of these new standards.

Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS 13 1, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decisionmaker in deciding how to allocate resources and in assessing performance.

SFAS 132, Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

                              SUREBET CASINOS, INC.
                          NOTES TO FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

SFAS 133, Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

3. INCOME TAXES

At August 31, 1999 the Company had net operating loss carryforwards totaling approximately $4,700,000 available to reduce future taxable income through the year 2014. Due to changes in control of the Company, these carryforwards are limited on an annual basis.

Deferred taxes are determined based on temporary differences between the financial statement and income tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

Deferred tax assets are comprised of the following:


                                    August 31,             March 31,
                                   -----------    --------------------------
                                      1999            1999           1998
                                   -----------    -----------    -----------
Net operating loss carryforwards   $ 1,598,000    $ 1,530,000    $ 1,940,000

Valuation allowance                 (1,598,000)    (1,530,000)    (1,940,000)

Net defer-red tax asset            $              $              $

The Company has recorded a full valuation allowance against all deferred tax assets because it could not determine whether it was more likely than not that the deferred tax asset would be realized.

                              SUREBET CASINOS, INC.
                          NOTES TO FINANCIAL STATEMENTS


4. COMMON STOCK

During the year ended March 31, 1998, the Company issued 116,667 of common stock for conversion of notes payable to Imperial. The Company also issued 271,062 shares of common stock for interest on other notes payable. The shares issued for interest were valued at $1.48 per share, the amount of interest accrued. The Company also issued 10,233 shares for services rendered during the year.

During the year ended March 31, 1999, the Company issued 83,333 shares for cash of $100,000 and 41,859 shares for services valued at $8,790. The shares for services were valued at the vendors' invoiced cost.

During the period ended August 31, 1999, the Company issued 1,425,000 shares of common stock to officers and directors for services rendered. The shares were valued at the most recent value based on issuance of stock at vendors' invoiced cost.

5. CONTINGENT LIABILITIES

Concentration of Credit Risk

The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

6. DISCONTINUED OPERATIONS

Following is a summary of the net liabilities of discontinued operations as of March 3 1, 1998:


Accrued liabilities, principally accrued
salaries to Officer                        $  757,421
Accounts payable                               30,290
Notes payable                                 522,855
                                           ----------
                                           $1,310,566

Notes payable consisted of 10% notes payable to various individuals and to Imperial. Interest has been paid by the issuance of common stock. The Company has received a release of liability from all creditors.

                                 EXHIBIT INDEX



  Exhibit
  Number                               Description
  ------                               -----------

    2.1      Agreement to Exchange Common Stock with U.S. Gaming & Leisure Corp.

    3.1      Articles of Incorporation, as amended

    3.2      Bylaws, as amended

   10.1      Asset Purchase Agreement with Imperial Petroleum, Inc.

   10.2      Management Contract with Casino Padre Investment Company, LLC

   10.3      Lilly Belle lease

   10.4      South Padre Island Sublease and Dockage Agreement

   10.5      Charter Agreement with CSL Development Corporation

   10.6      Operating Agreement of Casino Padre Investment Company, LLC

    21       Subsidiaries of the Registrant

    27       Financial Data Schedule